September 9, 2022

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaDNA, LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 6, 2022
File No. 024-11735

Ladies and Gentlemen:

This letter sets forth the responses of LunaDNA, LLC, a Delaware limited liability company (the “Company,” “LunaDNA” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 6, 2022 (the “Comment Letter”) concerning the Company’s amended offering statement on Form 1-A. In conjunction with this letter, the Company is submitting an amendment to the amended offering statement on Form 1-A (the “Offering Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Summary of Information in Offering Circular, page 5

1. We note your response to prior comment 3. Please tell us your anticipated timeline for selling shares that have been deemed “earned but not yet issued,” further to our prior comment. Additionally, please clarify how you handle submitted Member Data that is validated but for which a Subscription Agreement is never contemplated and if you consider this information abandoned after a certain period of time.

Response: Shares classified as “earned but not issued” may be sold at any time in the future that the offering statement is qualified and an offering circular available for use. As described on page 23 of the offering circular in the Offering Statement, a community member may choose to upload Member Data following execution of a Purchaser Consent. Once such Member Data is validated, eligible community members (currently, only United States residents) are provided the option to contribute the Member Data without consideration or to subscribe for shares. The shares associated with Member Data that has been validated are classified as “earned but not yet issued” while they await the member’s decision whether to claim shares, and if the member has elected to claim shares, while they await completion of a subscription agreement and validation of such subscription agreement. The timeline for selling shares “earned but not issued” is therefore dependent on the timing of the community member’s actions to complete the subscription process. As noted on page 59 of the offering circular, such shares will be issued, if at all, pursuant the offering circular once it is qualified.

The Company has not established a procedure for declaring the subscription process abandoned. If the Company does establish such a procedure, it would be considered a rejection of the subscription agreement. The disclosure on page 23 of the offering circular concerning rejection of a subscription agreement has been clarified to indicate that such process applies to failure to complete a subscription agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 38

2. We note your disclosure that there is substantial doubt about your ability to continue as a going concern. Given your disclosure that your expenses have exceeded your revenues, please expand the disclosure about your liquidity (both short and long term), including a description and evaluation of your internal and external sources of liquidity. If you have identified a material deficiency in liquidity, indicate the course of action that you have taken or propose to take to remedy the deficiency. Refer to Item 9(b) of Form 1-A.

Response: We have revised the disclosure on pages 38-39 in response to this comment.

Securities Being Offered, page 47

3. In your table summarizing the rights holders of your shares will have compared to a typical public Delaware corporation, revise the row on page 48 summarizing the “Redemption Right” to note that no consideration will be paid to your members if their shares are redeemed.

Response: We have revised the disclosure on page 48 of the offering circular in response to this comment.

Redemption Rights, page 55

4. We note your response to prior comment 5. We also note your disclosure on page 59 that if you determine that a certain type or class of Member Data is “no longer desirable” for the Company to maintain in any database, you may redeem shares issued for that type or class of Member Data. Revise the “Summary of Information in Offering Circular” to highlight that you, in your sole discretion, may elect to redeem shares for no consideration to the Member if their data is no longer desirable. Additionally, discuss what criteria you will use in determining whether a certain type of Member Data is no longer desirable.

Response: We have revised disclosures on page 9 and page 59 of the offering circular in response to this comment.

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Joe Beery
Joe Beery
Chief Executive Officer

cc:	John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP